FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2026.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-297506) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Financial Summary for the Six Months Ended September 30, 2026 (U.S. GAAP)

Date:	October 28, 2026
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Akihiro Koseki Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the six months ended September 30
	2025		2026
		% Change from September 30, 2024		% Change from September 30, 2025
Total revenue	2,317,801	(5.8%)	2,694,536	16.3%
Net revenue	1,038,777	10.8%	1,294,190	24.6%
Income before income taxes	296,927	25.8%	359,537	21.1%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	196,643	17.5%	249,289	26.8%
Comprehensive income	161,423	98.9%	210,605	30.5%
Basic-Net income attributable to NHI shareholders per share (Yen)	66.54		85.39
Diluted-Net income attributable to NHI shareholders per share (Yen)	64.53		82.97
Return on shareholders’ equity - annualized	11.3%		13.3%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At September 30
	2026	2026
Total assets	62,645,925	67,482,102
Total equity	3,854,915	3,925,763
Total NHI shareholders’ equity	3,707,868	3,775,312
Total NHI shareholders’ equity as a percentage of total assets	5.9%	5.6%
Total NHI shareholders’ equity per share (Yen)	1,277.99	1,291.77

2. Cash Dividends

			(Yen amounts)
	For the year ended March 31
	2026	2027	2027 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	27.00	35.00	—
At December 31	—	—	—
At March 31	24.00	—	Unconfirmed
For the year	51.00	—	Unconfirmed

Note: The dividends for the fourth quarter of the year ending March 31, 2027, are not presented for the reasons stated in “ 3. Earnings forecasts for the year ending March 31, 2027.”

3. Earnings Forecasts for the year ending March 31, 2027

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Significant changes in the scope of consolidation during the period: None

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards : None

  b)  Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2026	2026
Number of shares outstanding (including treasury stock)	3,088,562,601	3,088,562,601
Number of treasury stock	187,225,377	165,971,520

	For the six months ended September 30
	2025	2026
Average number of shares outstanding (year-to-date)	2,955,292,000	2,919,555,836

*Semi-annual financial results reports are exempt from review conducted by certified public accountants or an audit firm.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Semi-annual Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Semi-annual Consolidated Financial Statements	P. 5

(1) Semi-annual Consolidated Balance Sheets	P. 6
(2) Semi-annual Consolidated Statements of Income	P. 8
(3) Semi-annual Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P.10
(5) Significant Changes in Equity	P.11
(6) Segment Information – Operating Segment	P.12

3. Supplementary Information	P.14

(1) Consolidated Statements of Income – Quarterly Comparatives	P.14
(2) Business Segment Information – Quarterly Comparatives	P.15
(3) Other	P.16

1.	Qualitative Information of the Semi-annual Consolidated Results

(1)	Consolidated Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025 (A)	September 30, 2026 (B)
Net revenue	1,038.8	1,294.2	24.6
Non-interest expenses	741.9	934.7	26.0

Income (loss) before income taxes	296.9	359.5	21.1
Income tax expense	93.7	97.0	3.5

Net income (loss)	203.3	262.6	29.2

Less: Net income (loss) attributable to noncontrolling interests	6.6	13.3	100.7

Net income (loss) attributable to NHI shareholders	196.6	249.3	26.8

Return on shareholders’ equity - annualized	11.3%	13.3%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,294.2 billion yen for the six months ended September 30, 2026, an increase of 24.6% from the same period in the prior year. Non-interest expenses increased by 26.0% from the same period in the prior year to 934.7 billion yen. Income before income taxes was 359.5 billion yen and net income attributable to NHI shareholders was 249.3 billion yen for the six months ended September 30, 2026.

Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025 (A)	September 30, 2026 (B)
Net revenue	1,037.1	1,282.8	23.7
Non-interest expenses	741.9	934.7	26.0

Income (loss) before income taxes	295.3	348.2	17.9

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2026 was 1,282.8 billion yen, an increase of 23.7% from the same period in the prior year. Non-interest expenses increased by 26.0% from the same period in the prior year to 934.7 billion yen. Income before income taxes increased by 17.9% to 348.2 billion yen for the six months ended September 30, 2026. Please refer to page 12 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Wealth Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025 (A)	September 30, 2026 (B)
Net revenue	222.3	286.9	29.1
Non-interest expenses	138.0	150.3	8.9

Income (loss) before income taxes	84.3	136.7	62.1

Net revenue increased by 29.1% from the same period in the prior year to 286.9 billion yen. Non-interest expenses increased by 8.9% to 150.3 billion yen. As a result, income before income taxes increased by 62.1% to 136.7 billion yen.

Operating Results of Investment Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025 (A)	September 30, 2026 (B)
Net revenue	111.4	183.1	64.4
Non-interest expenses	59.2	110.7	87.2

Income (loss) before income taxes	52.2	72.4	38.5

Net revenue increased by 64.4% from the same period in the prior year to 183.1 billion yen. Non-interest expenses increased by 87.2% to 110.7 billion yen. As a result, income before income taxes increased by 38.5% to 72.4 billion yen. Assets under management were 152.8 trillion yen as of September 30, 2026.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025 (A)	September 30, 2026 (B)
Net revenue	540.3	678.0	25.5
Non-interest expenses	445.2	538.6	21.0

Income (loss) before income taxes	95.0	139.4	46.6

Net revenue increased by 25.5% from the same period in the prior year to 678.0 billion yen. Non-interest expenses increased by 21.0% to 538.6 billion yen. As a result, income before income taxes increased by 46.6% to 139.4 billion yen.

Operating Results of Banking

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025 (A)	September 30, 2026 (B)
Net revenue	25.7	31.6	23.1
Non-interest expenses	18.9	23.6	25.0

Income (loss) before income taxes	6.8	8.0	17.7

Net revenue increased by 23.1% from the same period in the prior year to 31.6 billion yen. Non-interest expenses increased by 25.0% to 23.6 billion yen. As a result, income before income taxes increased by 17.7% to 8.0 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025 (A)	September 30, 2026 (B)
Net revenue	137.5	103.1	(25.0)
Non-interest expenses	80.6	111.4	38.2

Income (loss) before income taxes	56.9	(8.2)	—

Net revenue was 103.1 billion yen. Loss before income taxes was 8.2 billion yen.

(2) Consolidated Financial Position

Total assets as of September 30, 2026 were 67,482.1 billion yen, an increase of 4,836.2 billion yen compared to March 31, 2026, mainly due to the increase in Trading assets. Total liabilities as of September 30, 2026 were 63,556.3 billion yen, an increase of 4,765.3 billion yen compared to March 31, 2026, mainly due to the increase in Trading liabilities. Total equity as of September 30, 2026 was 3,925.8 billion yen, an increase of 70.8 billion yen compared to March 31, 2026.

(3) Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2. Semi-annual Consolidated Financial Statements

The Semi-annual consolidated financial statements herein have been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 22, 2026) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 22, 2026) for the year ended March 31, 2026.

(1) Semi-annual Consolidated Balance Sheets

	Millions of yen
	March 31, 2026	September 30, 2026	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	4,298,693	5,369,061	1,070,368
Time deposits	709,639	704,170	(5,469)
Deposits with stock exchanges and other segregated cash	640,642	594,061	(46,581)

Total cash and cash deposits	5,648,974	6,667,292	1,018,318

Loans and receivables:
Loans receivable	7,745,214	8,771,750	1,026,536
Receivables from customers	470,341	610,743	140,402
Receivables from other than customers	1,345,631	1,637,954	292,323
Allowance for credit losses	(18,381)	(18,714)	(333)

Total loans and receivables	9,542,805	11,001,733	1,458,928

Collateralized agreements:
Securities purchased under agreements to resell	13,210,236	13,590,672	380,436
Securities borrowed	4,339,659	4,065,915	(273,744)

Total collateralized agreements	17,549,895	17,656,587	106,692

Trading assets and private equity and debt investments:
Trading assets*	26,128,073	27,982,436	1,854,363
Private equity and debt investments*	214,014	234,860	20,846

Total trading assets and private equity and debt investments	26,342,087	28,217,296	1,875,209

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥600,417 million as of March 31, 2026 and ¥618,261 million as of September 30, 2026)	543,847	695,208	151,361
Non-trading debt securities*	761,267	883,445	122,178
Investments in equity securities*	123,191	150,121	26,930
Investments in and advances to affiliated companies*	535,402	546,105	10,703
Other	1,598,457	1,664,315	65,858

Total other assets	3,562,164	3,939,194	377,030

Total assets	62,645,925	67,482,102	4,836,177

*	Including securities pledged as collateral

Millions of yen
March 31, 2026	September 30, 2026	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,752,669	2,001,260	248,591
Payables and deposits:
Payables to customers	1,598,758	1,765,269	166,511
Payables to other than customers	3,432,040	3,632,799	200,759
Deposits received at banks	3,667,090	4,352,723	685,633

Total payables and deposits	8,697,888	9,750,791	1,052,903

Collateralized financing:
Securities sold under agreements to repurchase	15,233,838	15,666,522	432,684
Securities loaned	2,448,284	3,433,209	984,925
Other secured borrowings	384,156	449,185	65,029

Total collateralized financing	18,066,278	19,548,916	1,482,638

Trading liabilities	12,915,584	14,946,195	2,030,611
Other liabilities	1,813,635	1,675,973	(137,662)
Long-term borrowings	15,544,956	15,633,204	88,248

Total liabilities	58,791,010	63,556,339	4,765,329

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,088,562,601 shares as of March 31, 2026 and
3,088,562,601 shares as of September 30, 2026
Outstanding	-	2,901,337,224 shares as of March 31, 2026 and
2,922,591,081 shares as of September 30, 2026	594,493	594,493	—
Additional paid-in capital	706,261	673,226	(33,035)
Retained earnings	2,013,986	2,153,428	139,442
Accumulated other comprehensive income (loss)	548,221	497,126	(51,095)

Total NHI shareholders’ equity before treasury stock	3,862,961	3,918,273	55,312
Common stock held in treasury, at cost -
187,225,377 shares as of March 31, 2026 and
165,971,520 shares as of September 30, 2026	(155,093)	(142,961)	12,132

Total NHI shareholders’ equity	3,707,868	3,775,312	67,444

Noncontrolling interests	147,047	150,451	3,404

Total equity	3,854,915	3,925,763	70,848

Total liabilities and equity	62,645,925	67,482,102	4,836,177

(2) Semi-annual Consolidated Statements of Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025(A)	September 30, 2026(B)
Revenue:
Commissions	205,655	253,735	23.4
Fees from investment banking	82,911	113,401	36.8
Asset management and portfolio service fees	195,342	333,627	70.8
Net gain on trading	314,183	434,903	38.4
Gain on private equity and debt investments	10,700	5,936	(44.5)
Interest and dividends	1,302,391	1,430,975	9.9
Gain on investments in equity securities	3,988	12,949	224.7
Other	202,631	109,010	(46.2)

Total revenue	2,317,801	2,694,536	16.3
Interest expense	1,279,024	1,400,346	9.5

Net revenue	1,038,777	1,294,190	24.6

Non-interest expenses:
Compensation and benefits	381,389	460,761	20.8
Commissions and floor brokerage	91,969	144,677	57.3
Information processing and communications	116,366	140,860	21.0
Occupancy and related depreciation	33,248	38,491	15.8
Business development expenses	14,264	17,198	20.6
Other	104,614	132,666	26.8

Total non-interest expenses	741,850	934,653	26.0

Income before income taxes	296,927	359,537	21.1
Income tax expense	93,660	96,956	3.5

Net income	203,267	262,581	29.2

Less: Net income attributable to noncontrolling interests	6,624	13,292	100.7

Net income attributable to NHI shareholders	196,643	249,289	26.8

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	66.54	85.39	28.3

Diluted-
Net income attributable to NHI shareholders per share	64.53	82.97	28.6

(3) Semi-annual Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025(A)	September 30, 2026(B)
Net income	203,267	262,581	29.2
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	3,618	(24,301)	—
Deferred income taxes	1,689	(1,325)	—

Total	5,307	(25,626)	—

Defined benefit pension plans:
Pension liability adjustment	(4,525)	(917)	—
Deferred income taxes	(13)	(15)	—

Total	(4,538)	(932)	—

Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	(456)	(3,498)	—
Deferred income taxes	143	1,102	670.6

Total	(313)	(2,396)	—

Own credit adjustments:
Own credit adjustments	(50,030)	(27,432)	—
Deferred income taxes	7,730	4,410	(42.9)

Total	(42,300)	(23,022)	—

Total other comprehensive income (loss)	(41,844)	(51,976)	—

Comprehensive income	161,423	210,605	30.5
Less: Comprehensive income attributable to noncontrolling interests	8,183	12,411	51.7

Comprehensive income attributable to NHI shareholders	153,240	198,194	29.3

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2026
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	706,261
Stock-based compensation awards	(33,009)
Changes in an affiliated company’s interests	(26)

Balance at end of period	673,226

Retained earnings
Balance at beginning of year	2,013,986
Net income attributable to NHI shareholders	249,289
Cash dividends	(102,291)
Loss on disposal of treasury stock	(7,556)

Balance at end of period	2,153,428

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	550,501
Net change during the period	(24,745)

Balance at end of period	525,756

Defined benefit pension plans
Balance at beginning of year	(122)
Pension liability adjustment	(932)

Balance at end of period	(1,054)

Non-trading debt securities
Balance at beginning of year	(3,362)
Net unrealized loss on non-trading debt securities	(2,396)

Balance at end of period	(5,758)

Own credit adjustments
Balance at beginning of year	1,204
Own credit adjustments	(23,022)

Balance at end of period	(21,818)

Balance at end of period	497,126

Common stock held in treasury
Balance at beginning of year	(155,093)
Repurchases of common stock	(18,532)
Sale of common stock	0
Common stock issued to employees	30,664

Balance at end of period	(142,961)

Total NHI shareholders’ equity

Balance at end of period	3,775,312

Noncontrolling interests
Balance at beginning of year	147,047
Net change during the period	3,404

Balance at end of period	150,451

Total equity

Balance at end of period	3,925,763

(6) Segment Information – Operating Segment

Nomura’s Chief Operating Decision Maker is the Executive Management Board (the “EMB”) which is the management function primarily responsible for assessing performance of and allocating resources to the business segments. The EMB reviews business segment results including Net revenue, Non-interest expenses, and Income before income taxes on a regular basis. The EMB uses these measures along with certain segment-specific Key Performance Indicators (KPIs) and budgets to evaluate segment performance and to make key operating decisions, including resource and capital allocations. Business segments’ information on total assets is not disclosed as EMB does not consider such information for its operating decisions and therefore, it is not reported.

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025 (A)	September 30, 2026 (B)
Net revenue

Business segment information:
Wealth Management	222,271	286,938	29.1
Investment Management	111,399	183,113	64.4
Wholesale	540,255	678,022	25.5
Banking	25,696	31,624	23.1

Subtotal	899,621	1,179,697	31.1
Other	137,526	103,121	(25.0)

Net revenue	1,037,147	1,282,818	23.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,630	11,372	597.7

Net revenue	1,038,777	1,294,190	24.6

Non-interest expenses (*1)

Business segment information:
Wealth Management	137,993	150,287	8.9
Investment Management	59,161	110,744	87.2
Wholesale	445,207	538,635	21.0
Banking	18,902	23,627	25.0

Subtotal	661,263	823,293	24.5
Other	80,587	111,360	38.2

Non-interest expenses	741,850	934,653	26.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	741,850	934,653	26.0

Income (loss) before income taxes

Business segment information:
Wealth Management	84,278	136,651	62.1
Investment Management	52,238	72,369	38.5
Wholesale	95,048	139,387	46.6
Banking	6,794	7,997	17.7

Subtotal	238,358	356,404	49.5
Other (*2)	56,939	(8,239)	—

Income (loss) before income taxes	295,297	348,165	17.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,630	11,372	597.7

Income (loss) before income taxes	296,927	359,537	21.1

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components
Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”
The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2025 (A)	September 30, 2026 (B)
Net gain (loss) related to economic hedging transactions	901	(3,981)	—
Realized gain (loss) on investments in equity securities held for operating purposes	2,214	1,178	(46.8)
Equity in earnings of affiliates	24,769	21,897	(11.6)
Corporate items	(26,818)	(19,944)	—
Other	55,873	(7,389)	—

Total	56,939	(8,239)	—

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2026
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026(A)	September 30, 2026(B)	(B-A)/(A)
Revenue:
Commissions	100,606	105,049	119,204	130,430	128,178	125,557	(2.0)	455,289
Fees from investment banking	38,357	44,554	59,045	58,592	56,236	57,165	1.7	200,548
Asset management and portfolio service fees	92,855	102,487	122,664	150,594	162,054	171,573	5.9	468,600
Net gain on trading	142,239	171,944	190,742	191,969	230,292	204,611	(11.2)	696,894
Gain on private equity and debt investments	6,330	4,370	1,564	340	564	5,372	852.5	12,604
Interest and dividends	649,561	652,830	712,469	654,780	698,543	732,432	4.9	2,669,640
Gain (loss) on investments in equity securities	(377)	4,365	4,488	4,590	6,792	6,157	(9.3)	13,066
Other	127,017	75,614	17,752	21,462	89,049	19,961	(77.6)	241,845

Total revenue	1,156,588	1,161,213	1,227,928	1,212,757	1,371,708	1,322,828	(3.6)	4,758,486
Interest expense	633,273	645,751	676,173	635,576	684,994	715,352	4.4	2,590,773

Net revenue	523,315	515,462	551,755	577,181	686,714	607,476	(11.5)	2,167,713

Non-interest expenses:
Compensation and benefits	186,310	195,079	220,739	227,374	236,764	223,997	(5.4)	829,502
Commissions and floor brokerage	44,778	47,191	53,997	75,891	74,335	70,342	(5.4)	221,857
Information processing and communications	57,164	59,202	63,516	68,557	70,710	70,150	(0.8)	248,439
Occupancy and related depreciation	15,965	17,283	17,853	20,422	18,742	19,749	5.4	71,523
Business development expenses	6,992	7,272	9,993	9,422	8,500	8,698	2.3	33,679
Other	51,824	52,790	50,436	67,842	66,124	66,542	0.6	222,892

Total non-interest expenses	363,033	378,817	416,534	469,508	475,175	459,478	(3.3)	1,627,892

Income before income taxes	160,282	136,645	135,221	107,673	211,539	147,998	(30.0)	539,821
Income tax expense	52,808	40,852	40,675	31,104	55,416	41,540	(25.0)	165,439

Net income	107,474	95,793	94,546	76,569	156,123	106,458	(31.8)	374,382

Less: Net income attributable to noncontrolling interests	2,909	3,715	2,993	2,636	10,562	2,730	(74.2)	12,253

Net income attributable to NHI shareholders	104,565	92,078	91,553	73,933	145,561	103,728	(28.7)	362,129

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	35.19	31.34	31.21	25.29	49.90	35.49	(28.9)	123.08

Diluted-
Net income attributable to NHI shareholders per share	34.04	30.49	30.19	24.34	48.34	34.61	(28.4)	118.99

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026(A)	September 30, 2026(B)	(B-A)/(A)	March 31, 2026
Net revenue

Business segment information:
Wealth Management	105,796	116,475	132,488	133,147	145,417	141,521	(2.7)	487,906
Investment Management	50,574	60,825	60,906	86,211	98,314	84,799	(13.7)	258,516
Wholesale	261,072	279,183	313,899	308,075	369,097	308,925	(16.3)	1,162,229
Banking	12,845	12,851	13,696	14,526	15,244	16,380	7.5	53,918

Subtotal	430,287	469,334	520,989	541,959	628,072	551,625	(12.2)	1,962,569
Other	93,160	44,366	28,107	31,240	53,105	50,016	(5.8)	196,873

Net revenue	523,447	513,700	549,096	573,199	681,177	601,641	(11.7)	2,159,442

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(132)	1,762	2,659	3,982	5,537	5,835	5.4	8,271

Net revenue	523,315	515,462	551,755	577,181	686,714	607,476	(11.5)	2,167,713

Non-interest expenses (*1)

Business segment information:
Wealth Management	67,041	70,952	73,988	71,901	74,341	75,946	2.2	283,882
Investment Management	29,047	30,114	42,967	68,091	53,327	57,417	7.7	170,219
Wholesale	219,164	226,043	251,610	264,845	275,769	262,866	(4.7)	961,662
Banking	9,231	9,671	9,521	11,479	11,608	12,019	3.5	39,902

Subtotal	324,483	336,780	378,086	416,316	415,045	408,248	(1.6)	1,455,665
Other	38,550	42,037	38,448	53,192	60,130	51,230	(14.8)	172,227

Non-interest expenses	363,033	378,817	416,534	469,508	475,175	459,478	(3.3)	1,627,892

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	363,033	378,817	416,534	469,508	475,175	459,478	(3.3)	1,627,892

Income (loss) before income taxes

Business segment information:
Wealth Management	38,755	45,523	58,500	61,246	71,076	65,575	(7.7)	204,024
Investment Management	21,527	30,711	17,939	18,120	44,987	27,382	(39.1)	88,297
Wholesale	41,908	53,140	62,289	43,230	93,328	46,059	(50.6)	200,567
Banking	3,614	3,180	4,175	3,047	3,636	4,361	19.9	14,016

Subtotal	105,804	132,554	142,903	125,643	213,027	143,377	(32.7)	506,904
Other (*2)	54,610	2,329	(10,341)	(21,952)	(7,025)	(1,214)	—	24,646

Income (loss) before income taxes	160,414	134,883	132,562	103,691	206,002	142,163	(31.0)	531,550

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(132)	1,762	2,659	3,982	5,537	5,835	5.4	8,271

Income (loss) before income taxes	160,282	136,645	135,221	107,673	211,539	147,998	(30.0)	539,821

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components
Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”
The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2026
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026(A)	September 30, 2026(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	1,067	(166)	(975)	(2,866)	(2,045)	(1,936)	—	(2,940)
Realized gain (loss) on investments in equity securities held for operating purposes	5	2,209	1,129	6	1,190	(12)	—	3,349
Equity in earnings of affiliates	12,321	12,448	17,642	(5,959)	10,492	11,405	8.7	36,452
Corporate items	(11,637)	(15,181)	(9,630)	(5,534)	(15,964)	(3,980)	—	(41,982)
Other	52,854	3,019	(18,507)	(7,599)	(698)	(6,691)	—	29,767

Total	54,610	2,329	(10,341)	(21,952)	(7,025)	(1,214)	—	24,646

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/en/company/group/nsc/nsc/main/0112/teaserItems3/0/linkList/0/link/2027_2q.pdf